September 27, 2011

Via Electronic Mail

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation Pre-effective amendment no.2 to Registration Statement on Form F-4 Filed September 27, 2011 and Documents Incorporated by Reference File No. 333-175524

Dear Ms. Nguyen:

At the request of Toyota Motor Corporation (“Toyota”), we are responding to the comment letter, dated September 15, 2011, from the Securities and Exchange Commission (the “Commission”) relating to the pre-effective amendment no.1 to the registration statement on Form F-4 filed on August 31, 2011. In conjunction with this letter, Toyota is filing the pre-effective amendment no.2 to the registration statement. For the Staff’s convenience, a marked copy of the pre-effective amendment no.2 to the registration statement, showing changes from the pre-effective amendment no.1 to the registration statement filed on August 31, 2011, is being delivered to the Staff.

The responses of Toyota to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references relate to the marked copy of the pre-effective amendment no. 2 to the registration statement.

Form F-4

General

1.	We note your response to prior comment one and reissue in part. Please provide us with translated summaries of the materials prepared by the advisor and reviewed by the boards in connection with its vote to approve the transaction.

Shearman & Sterling LLP will be furnishing to the Staff, on behalf of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) and Nomura Securities Co., Ltd. (“Nomura”), materials prepared by the advisors for the purpose of the boards’ review in connection with their respective votes to approve the transaction. Since the written materials were originally prepared in Japanese, Mitsubishi UFJ Morgan Stanley Securities and Nomura have translated the materials in English for the Staff’s review. The materials will be provided under separate cover requesting confidential treatment pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 418 under the Securities Act of 1933, as amended, and pursuant to Title 17 C.F.R. §200.83. Accordingly, Mitsubishi UFJ Morgan Stanley Securities and Nomura will request that these materials be promptly returned to Shearman & Sterling LLP, on their behalf, following completion of the Staff’s review thereof.

Questions and Answers About the Share Exchange, page vi

2.	Please revise to include a question and answer regarding the effect that the approval of the share exchange agreement will have on holders of issued Kanto share acquisition rights.

In response to the Staff’s comment, Toyota has revised the disclosure on page viii.

Why are Toyota and Kanto proposing the share exchange, page vi

3.	We note your response to prior comment four and reissue in part. We note your disclosure on page vi that the share exchange will “enable Toyota to better streamline its business structure and decision-making.” Please revise to clarify what changes, if any, you intend to make to the directors and senior managers of Kanto Auto Works, Ltd. after the share exchange and what changes you intend to make, if any, to the directors and senior management of Kanto after the Subsidiary Integration.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vii, 3 and 4 to explain that Toyota will consider changes to Kanto’s management going forward. However, as provided in the revised disclosure, no such changes have been decided upon at this time.

Summary, page 1

4.	Please revise the first and fifth paragraphs in this section to include the net revenues and net income (loss) of Toyota and Kanto for the most recent interim stub.

In response to the Staff’s comment, Toyota has revised the disclosure on page 1 to provide the requested information.

The Share Exchange, page 2

5.	Refer to the third paragraph. Please explain the reasons for the share exchange ceasing to have effect in accordance with the provisions of the share exchange agreement.

In response to the Staff’s comment, Toyota has revised the disclosure on page 2 to add that the effect of the share exchange agreement is expected to cease only under certain specified circumstances, and to add a cross-reference that, when read together, provides the reasons for which the share exchange could cease to have effect in accordance with the share exchange agreement.

Reasons for the Share Exchange, page 3

6.	We note your response to prior comment nine and reissue in part. Please describe the specific “key medium-term initiatives” that you believe the share exchange and Subsidiary Integration will help you realize here, and please revise to briefly describe how Kanto will “support the overseas development and production of compact vehicles and production of parts and components” on page 3.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vii and 3 to describe the product strategy and the supply strategy under the key medium-term initiatives that Toyota believes the share exchange and Subsidiary Integration will help it realize and how Kanto aims to expand its supporting role for overseas production of compact vehicles.

7.	We note your response to prior comment 11 and reissue in part. Please revise your disclosure in your Summary section to define the term “vehicle manufacturing hub” here and to briefly describe the advantages of creating a hub in the Tohoku area.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vi and 3 to define the term “vehicle manufacturing hub”. Toyota respectfully asks the Staff to note that the advantages that it believes will result from Kanto, Central Motor and Toyota Motor Tohoku creating such a hub, which include the enabling of the development and manufacture of compact vehicles in the Tohoku area and the implementation and development of high-volume production methods, are described in the existing disclosure in the fourth paragraph under “Reasons for the Share Exchange—Strengthened Role of Kanto”.

8.	Refer to the second-to-last sentence of the last paragraph. Please revise to state as a belief of management.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vi and 3 to state as a belief of management.

Risk Factors, page 7

Risks Relating to the Share Exchange, page 7

Making Kanto a wholly owned subsidiary may not produce the benefits, page 8

9.	Please revise to remove the statement that “Toyota and Kanto currently do not anticipate issues that would prevent the Subsidiary Integration because the Subsidiary Integration will be a merger among three wholly owned subsidiaries of Toyota” as this tends to negate the risk addressed in this risk factor.

In response to the Staff’s comment, Toyota has revised the disclosure on page 8 to remove the statement.

The Share Exchange, page 18

Background to the Share Exchange, page 18

10.	We note your response to prior comment 21 and reissue. Please revise to provide quantitative details regarding the contributions by Kanto to the business of Toyota by quantifying the portion of your operating results for the fiscal year ended March 31, 2011 and for the quarterly period ended June 30, 2011 attributable to Kanto.

In response to the Staff’s comment, Toyota has revised the disclosure on page 18 to provide quantitative details regarding the portion of Kanto’s contribution to Toyota’s operating results for the fiscal year ended March 31, 2011 and for the first quarter ended June 30, 2011.

11.	We note your response to prior comment 24. Please revise to clarify how keeping utilization rates of plants and lines across the board at constant levels will help you meet fluctuating demand.

In response to the Staff’s comment, Toyota has revised the disclosure on page 18 to clarify that Toyota will further work towards establishing a flexible and efficient production system that aims to achieve steady production levels and produce a variety of vehicles efficiently in response to changing demand by using common platforms and production lines and adjusting factory and line utilization.

12.	We note your disclosure on page 19 regarding your “product strategy of the promotion of localized production of vehicles in the regions where the demand exists in order to meet the unique customer needs of each market.” Please revise to clarify how localized production of compact vehicles will enable such vehicles to meet the unique customer needs of each market when it appears that after the share exchange Kanto will design the compact vehicles that are produced in Japan and overseas. In this regard, please explain how Kanto’s new role aligns with Toyota’s “Global Vision.” Please also revise page 22, as applicable.

In response to the Staff’s comment, Toyota has added a description to the cross-reference in the last sentence in the fifth paragraph on page 19 and revised the disclosure on pages 21, 22, 23 and 24. Under the product strategy of Toyota’s Global Vision for overseas production, in order to promote localization, Toyota aims to promote its overseas subsidiaries in various locales to play leading roles in the planning, development and production of vehicles featuring region-oriented specification. In cases where Toyota’s overseas subsidiaries cannot plan, develop and produce vehicles with region-oriented specifications or when it is more efficient to plan, develop and produce vehicles on a global basis centrally in Japan, Toyota intends for such vehicles to be planned, developed and produced in Japan by Toyota and/or its body manufacturers, including Kanto for compact vehicles after the share exchange. In this respect, Kanto’s expanded role in support of overseas production is expected to include the planning and development in Japan of compact vehicles with region-oriented specifications. Further, Toyota intends for Kanto to actively provide a variety of support functions for overseas production, such as preparation for production, including support in implementing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory support. In this way, Toyota intends for Kanto to contribute to the promotion of localized production of compact vehicles in furtherance of the Toyota Global Vision.

13.	We note your response to prior comment 26 and reissue. Please revise to disclose that other alternatives to the share exchange were not discussed by the boards of Toyota and Kanto here.

In response to the Staff’s comment, Toyota has revised the disclosure on page 20 to note that the boards of Toyota and Kanto did not discuss other alternatives to the share exchange.

14.	We note disclosure on page 20 stating that on June 29, 2011 each of the working groups proposed a share exchange ratio. Please revise to disclose the proposed share exchange ratios.

In response to the Staff’s comment, Toyota has revised the disclosure on page 20 to disclose the share exchange ratios proposed by each of the working groups of Toyota and Kanto.

Reasons for the Share Exchange, page 20

15.	Please expand to disclose the ways that you intend to expand Kanto’s role in the overseas production of Toyota’s compact vehicles after the share exchange. In your discussion, disclose the specific steps that you will take to implement your plans for Kanto’s production overseas.

In response to the Staff’s comments, Toyota has revised the disclosure on pages 21, 22 and 23. Currently, Kanto manufactures certain parts and components overseas and supplies them to Toyota’s global operations. In addition, going forward, as set forth in Toyota’s response to comment #12, Kanto aims to support overseas production of compact vehicles, including the planning and development in Japan, as appropriate, of vehicles featuring region-oriented specifications for overseas production and the active provision of a variety of support functions for overseas production such as preparation for production, including support in installing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory support. As provided in the added disclosure, Kanto intends to work closely with Toyota and its group companies overseas to develop specific steps to implement this expanded role.

16.	Please revise to clarify what you mean by “unit planning” on page 21.

In response to the Staff’s comment, Toyota has revised the disclosure on pages 21 and 22 to clarify that Kanto’s new corporate vision is for it to be engaged in the “planning, development and manufacturing of vehicles and unit parts such as gear and axle units”.

17.	On July 13, 2011, it appears that Kanto, Central Motor and Toyota Motor Tohoku began discussions about merging the three businesses. Please revise to address in detail the reasons that you were interested in the creation of an integrated automotive group with the three companies. Please specifically discuss the boards’ decision-making process as it relates to the goal of an integrated automotive group.

In response to the Staff’s comments, Toyota has revised the disclosure on page 21. As discussed in the revised disclosure, Toyota believes that the Subsidiary Integration would be beneficial as it enables efficient use of existing production capabilities and allows for the formation of a vehicle manufacturing hub in the Tohoku area focused on compact vehicles. As provided in the disclosure, the boards of Kanto, Central Motor and Toyota Motor Tohoku agreed to consider the Subsidiary Integration out of a common belief that it would enable them to become a comprehensive vehicle manufacturer capable of delivering competitive compact vehicles and unit parts globally.

Toyota Global Vision, page 21

18.	Please revise to clarify what you mean by “conscientious manufacturing” on page 21.

In response to the Staff’s comment, Toyota has revised the disclosure on page 22 by replacing “conscientious manufacturing” with a description of monozukuri as an all-encompassing approach aimed at manufacturing value-added products with dedicated craftsmanship.

19.	We note your response to prior comment 27 and reissue. Please revise to clarify what you mean by a “new mobility society” and “community energy management.” Explain how you and your automobiles may affect homes and information networks to enable “community energy management.”

In response to the Staff’s comment, Toyota has expanded the disclosure on page 22 to clarify the concepts of “next-generation mobility” and “community energy management” and to describe Toyota’s efforts in these regards.

20.	We note your response to prior comment 31 and reissue in part. Please revise to clarify how the body manufacturers will “support the preparation of overseas production,” and “strengthen their capabilities for the overseas expansion of vehicle related operations” on page 22. In addition, please revise to define the term “welfare vehicle” on page 22.

In response to the Staff’s comment, Toyota has revised the disclosure on page 24 to clarify that, as set forth in Toyota’s response to comment #12, Toyota will expect body manufacturers to play an active role in the development of region-oriented features to vehicles as appropriate and provide a variety of support functions such as preparation for production, including support in installing production lines and machinery and equipment, and on-going support in production such as performing technical advisory and supervisory roles. Toyota has additionally revised the disclosure on page 23 to clarify that “strengthen[ing] their capabilities for the overseas expansion of vehicle related operations” means for body manufacturers to be more actively involved in the overseas expansion of vehicle related operations, and to provide a definition of welfare vehicles.

21.	Please revise to briefly describe the “leading role” that Kanto, together with Central Motor and Toyota Motor Tohuku will strive to have in the Tohuku area.

In response to the Staff’s comment, Toyota has revised the disclosure on pages 23 and 24 to clarify that in the supply strategy, a “leading role” that Kanto, together with Central Motor and Toyota Motor Tohoku, will strive to have in the Tohoku area relates to “the supply of compact vehicles”.

22.	Please revise to clarify the types of decisions that you would like to “be made regionally, in areas closest to [Toyota’s] customers” on page 22.

In response to the Staff’s comment, Toyota has revised the disclosure on page 23 to clarify the types of decisions Toyota aims to make regionally, in areas closest to its customers.

Strengthened Role of Kanto, page 23

23.	Please revise to define the term “model line” and “variant model.” Consider providing an example of a model line and variant model within that line.

In response to the Staff’s comment, Toyota has revised the disclosure on page 24 to define the terms “model line” and “variant model” and to note that in developing vehicles based on common platforms incorporating parts and components common across multiple model lines and variant models, rather than developing by individual model, Kanto aims to plan and develop vehicles that match customers’ needs with increased efficiency. Toyota considered and believes that providing examples of a model line and variant model may distract investors from the disclosure, which is the development of vehicles based on common platforms.

Opinion of Kanto’s Financial Advisor, page 25

Financial Analysis of Mitsubishi UFJ Morgan Stanley Securities, page 27

Discounted Cash Flow Analysis, page 28

24.	We note your response to prior comment 37 and reissue. Please revise your disclosure by briefly describing the risk characteristics and weighted average costs of capital analyses and assumptions that were used in the cash flow analysis on page 28.

In response to the Staff’s comment, Mitsubishi UFJ Morgan Stanley Securities has inserted the following disclosure on page 29, after the fourth paragraph:

Since Kanto’s business is highly reliant on its parent company, Toyota, due to the capital relationship between Toyota and Kanto and Kanto’s majority sales to Toyota, Mitsubishi UFJ Morgan Stanley Securities reviewed the historical data to analyze Kanto’s beta and capital structure, in order to calculate the WACC. Mitsubishi UFJ Morgan Stanley Securities adopted Barra Beta as the Market Risk Premium, and adopted the yield of the current 10 year Japanese government bond as the Risk Free Rate under the WACC calculation.

Precedent Transactions Analysis, page 28

25.	Please revise your disclosure to include a list of the precedent transactions used in this analysis, the dates such transactions occurred and describe how the financial advisor determined the averages presented on page 28.

Mitsubishi UFJ Morgan Stanley Securities has revised the first paragraph in the Precedent Transactions Analysis section as follows:

Precedent Transactions Analysis. Mitsubishi UFJ Morgan Stanley Securities performed an analysis of precedent “Share Exchange Only” transactions in Japan announced since January 2010 where the target company (i) had already been consolidated by the acquiring company and (ii) was turned into a wholly owned subsidiary by the acquiring company. Mitsubishi UFJ Morgan Stanley Securities excluded precedent transactions in which a tender offer was followed by a subsequent share exchange. The precedent transactions analyzed were as follows:

Announcement Date	Acquirer	Target Company
01/25/2010	Transcosmos Inc.	DoubleClick Japan Inc.
01/26/2010	Canon Marketing Japan Inc.	Canon Software Inc.
02/03/2010	Oki Electric Industry Co., Ltd.	Oki Wintech Co., Ltd.
02/08/2010	CANON INC.	CANON FINETECH INC.
02/12/2010	Index Corporation.	ATLUS Co., Ltd.
02/24/2010	CANON ELECTRONICS INC.	E-SYSTEM CORPORATION
03/31/2010	Fuji Heavy Industries Ltd.	Ichitan Co., Ltd.
04/14/2010	LAWSON, INC.	Ninety-nine Plus Inc.
LAWSON ENTERMEDIA, Inc.
05/10/2010	SHIBUYA KOGYO CO.,LTD.	Fabrica Toyama Corporation
05/10/2010	SUMITOMO HEAVY INDUSTRIES, LTD.	Nihon Spindle Manufacturing Co., Ltd.
05/18/2010	Citizen Holdings Co., Ltd.	MIYANO MACHINERY INC.
05/21/2010	Nihon Unisys, Ltd.	NETMARKS INC.
05/25/2010	NOF CORPORATION	NICHIYU GIKEN KOGYO CO.,LTD.
06/28/2010	Canon Inc.	TOKKI CORPORATION
Canon Machinery Inc.
08/27/2010	Kirin Holdings Company, Limited	Mercian Corporation
08/27/2010	SEGA SAMMY HOLDINGS INC.	Sammy NetWorks Co., Ltd.
SEGA TOYS CO., LTD.
TMS Entertainment, Ltd.
11/09/2010	CMIC Co., Ltd.	Institute of Applied Medicine, Inc.
01/26/2011	Morningstar Japan K.K.	Gomez Consulting CO., Ltd.
01/28/2011	Sumitomo Mitsui Financial Group, Inc.	Cedyna Financial Corporation
02/10/2011	TOAGOSEI CO., LTD.	ARONKASEI CO., LTD.
02/24/2011	SBI Holdings, Inc.	SBI VeriTrans Co., Ltd.
02/25/2011	YOSHINOYA HOLDINGS CO., LTD.	Kyotaru Co., Ltd.
03/15/2011	Mizuho Financial Group, Inc.	Mizuho Securities Co., Ltd.
Mizuho Trust & Banking co., Ltd.
Mizuho Investors Securities Co., Ltd.
03/25/2011	TAMURA CORPORATION	KOHA Co.,Ltd.

In connection with this analysis, Mitsubishi UFJ Morgan Stanley Securities calculated the premium and discount by comparing the target companies’ predicted stock prices based on the announced share exchange ratio with the stock price of the target company on the day before the announcement, 1 month prior to and 3 months prior to the announcement date, respectively. The results from this analysis are as follows:

	Closing price	Implied premiums 1 month average	3 month average
Average value after January, 2011	12.6%	11.4%	12.9%
Average value after January, 2010	18.3%	15.6%	17.1%

Major Shareholders, page 36

26.	We note your response to prior comment 39. Please provide us a legal analysis explaining why Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. do not have beneficial ownership to the respective shares. Refer to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

The Master Trust Bank of Japan, Ltd. (the “Master Trust Bank”) Japan Trustee Services Bank, Ltd. (the “Japan Trustee Services Bank”) do not have beneficial ownership to the respective shares as Toyota believes that they do not, directly or indirectly, through any contract, management, understanding, relationship, or otherwise have or share voting power and/or investment power. In general, whether a trust bank in Japan holds voting power or investment power over the shares it holds as a part of its trustee services depends on the terms of the trust agreement. However, Toyota believes trust banks that specialize in asset preservation services for settlors such as the Master Trust Bank and Japan Trustee Services Bank typically do not hold voting power or investment power because the terms of the trust agreement would normally provide that the trust banks will exercise voting rights and dispose shares pursuant to the instructions from their settlors (or settlors’ asset managers).

Under the Financial Instruments and Exchange Act of Japan and the applicable Cabinet Office Ordinance, if the Master Trust Bank and Japan Trustee Services Bank held investment power over the shares of Toyota in excess of 5%, they must submit a report on bulk holding to the relevant finance bureau and make public filings. However, to the knowledge of Toyota, these trust banks have not submitted such reports regarding the shares of Toyota. In addition, to the knowledge of Toyota, no statements pursuant to section 13(d) or 13(g) of the Exchange Act have been filed by these trust banks with the Commission.

In addition, under the Banking Act of Japan, banks, including trust banks, are prohibited from acquiring or holding shares of a corporation which would result in obtaining voting power that exceeds 5%.

Therefore, Toyota believes that neither the Master Trust Bank nor Japan Trustee Services Bank holds investment power or voting power over the shares of Toyota and are not beneficial owners under Rule 13d-3 of the Exchange Act, Item 7A of form 20-F and Item 403 of Regulation S-K.

Toyota asks the Staff to note that Exhibit 99.9 of the current report on Form 6-K furnished on June 30, 2011 and Exhibit 99.2 of the current report on Form 6-K furnished on July 13, 2011 as noted in Comment #39 in the comment letter dated August 9, 2011 are English translations of documents filed with the government authorities or the stock exchanges in Japan. Unlike the registration statement on Form F-4, Toyota lists the Master Trust Bank and the Japan Trustee Services Bank in these documents as major shareholders because the description is based on Toyota’s shareholders registry, which includes shareholders of record rather than beneficial owners.

As for Exhibit 99.9 of the current report on Form 6-K furnished on June 30, 2011, the instruction guidelines of the Corporate Governance Report stipulate that the “Description of Major Shareholders” must be provided in accordance with that of the Annual Securities Report and the common practice of Japanese corporations, including Toyota, is to base the “Description of Major Shareholders” of the Annual Securities Report on the shareholders registry. Similarly, as for Tokyo Stock Exchange filing that was furnished under Exhibit 99.2 of the current report on Form 6-K on July 13, 2011, while the rules and other relevant instruction guidelines of the Tokyo Stock Exchange do not explicitly provide such terms, Toyota here also follows the common practice to list major shareholders based on the shareholders registry.

Appendix B

27.	We note your response to prior comment 41 and reissue. The staff notes the limitation on reliance by shareholders in the fairness opinion provided by Mitsubishi UFJ Morgan Stanley Securities. Because it is inconsistent with the disclosures relating to the opinion, the word “only” should be deleted. Alternatively, disclose the basis for Mitsubishi UFJ Morgan Stanley Securities’ belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Mitsubishi UFJ Morgan Stanley Securities would have no effect on the rights and responsibilities of either Mitsubishi UFJ Morgan Stanley Securities or the board of directors under the federal securities laws.

In response to the Staff’s comment, Mitsubishi UFJ Morgan Stanley Securities agrees to remove the word “only” from the English translation of its opinion. However, Mitsubishi UFJ Morgan Stanley Securities does not intend to reissue the original Japanese language opinion to the board as the board has already made its decision.

Form 20-F for the Fiscal Year Ended March 31, 2011

Operating and Financial Review and Prospects, page 52

Operating Results, page 52

Results of Operations — Fiscal 2011 Compared with Fiscal 2010, page 58

Operating Costs and Expenses, page 62

28.	We note your response to prior comment 43. We believe disclosure consistent with your response is meaningful information in explaining the changes in your warranty costs and recalls and other safety measures expense between fiscal 2011 and fiscal 2010. Please revise your disclosure in future filings accordingly. As indicated in your response, please identify in your disclosure which recalls and other safety measures required higher repair costs and why.

Toyota undertakes to include in future filings, to the extent material, an explanation of changes in Toyota’s warranty costs and recalls and other safety measures expense, including the identification of recalls and other safety measures that required higher repair costs and the reasons therefor.

Notes to Consolidated Financial Statements

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-55

Legal Proceedings, page F-55

Class Action and Consolidated Litigation, page F-56

29.	Refer to your response to prior comment 47. It appears the response described in general the factors that may impact your inability to determine a reasonable estimate of the possible loss or range of loss. For each specific type of material matter (or material identified subset therein) described in your disclosure that remains outstanding, please clarify for us the specific factors that are causing your inability to estimate a reasonable estimate of the possible loss or range of loss, when you expect those factors to be alleviated so as to permit you to determine a reasonable estimate, and what information you need to determine an estimate.

As disclosed, Toyota faces a large number of complex and inter-related cases and legal matters related to the 2009-2010 recalls. In the proposed disclosure for future filings, Toyota describes the key factors that prevent Toyota from estimating a reasonable range of possible loss for these matters. All of the outstanding matters are at stages where Toyota has little information about the positions of our opponents. One specific example of these challenges is that the plaintiffs’ attorneys in the multi-district litigation have not identified the specific alleged defect in the electronic throttle control system of Toyota vehicles or narrowed the broad range of very general allegations that they make. They also have not stated what amount of alleged damage they claim on an individual or class basis. There has also been no determination of whether these cases will proceed as class actions and, if so, what the composition or size of the class or classes will be. Another example relates to the government investigations in which the U.S. Attorney for the Southern District of New York and the Commission have not yet provided Toyota with sufficient information to evaluate the potential exposure.

For these same reasons, Toyota cannot predict when these matters will be at a stage that will allow Toyota to estimate the amount or range of reasonably possible loss. As we indicated in our previous response, Toyota will continue to evaluate this issue quarterly. When the company has the information that will allow it to estimate an amount or range of reasonably possible loss appropriate disclosure will be provided.

30.	Your disclosure indicates that amounts are accrued for legal proceedings and governmental investigations associated with product recalls. Also, your response states that you develop estimates as part of your review process of these matters. It appears from this that quantified analyses are performed. In this regard, please describe for us in detail the process you use to arrive at amounts to accrue for these matters. Further, please clarify for us why you are unable to determine a reasonable estimate of the possible loss or range of loss from this process.

In determining accruals, Toyota performs periodic reviews of pending claims and actions to determine the probability of favorable and adverse verdicts or other types of resolutions and resulting amounts of liability. We establish accruals for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. Generally, the accrual represents an amount that Toyota believes probable based on its determination to resolve certain of the matters or portions of the matters within the array of legal matters facing Toyota. Beyond these amounts, Toyota believes that it is not possible to estimate a reasonable range of loss for the reasons set forth above and in our prior response.

*            *             *

Toyota acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:	Theresa Messinese (Securities and Exchange Commission)

Doug Jones (Securities and Exchange Commission)

Sonia Bednarowski (Securities and Exchange Commission)

Yuji Maki (Toyota Motor Corporation)

Akira Kawana (Kanto Auto Works, Ltd)

Katsunori Sasayama (PricewaterhouseCoopers Aarata)